UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeffrey L. Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

October 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	Names of reporting persons MARCATO CAPITAL MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,620,048
	9	Sole dispositive power 0
	10	Shared dispositive power 2,620,048
11	Aggregate amount beneficially owned by each reporting person 2,620,048
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person (see instructions) IA

CUSIP No. 835898107

1	Names of reporting persons RICHARD T. MCGUIRE III
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,620,048
	9	Sole dispositive power 0
	10	Shared dispositive power 2,620,048
11	Aggregate amount beneficially owned by each reporting person 2,620,048
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person (see instructions) IN

CUSIP No. 835898107

1	Names of reporting persons MARCATO, L.P.
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 718,616
	9	Sole dispositive power 0
	10	Shared dispositive power 718,616
11	Aggregate amount beneficially owned by each reporting person 718,616
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person (see instructions) PN

CUSIP No. 835898107

1	Names of reporting persons MARCATO II, L.P.
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 71,845
	9	Sole dispositive power 0
	10	Shared dispositive power 71,845
11	Aggregate amount beneficially owned by each reporting person 71,845
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 835898107

1	Names of reporting persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,829,587
	9	Sole dispositive power 0
	10	Shared dispositive power 1,829,587
11	Aggregate amount beneficially owned by each reporting person 1,829,587
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%
14	Type of reporting person (see instructions) OO

CUSIP No. 835898107

SCHEDULE 13D

This Amendment No. 12 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $95,153,380.

Item 4. Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

On October 3, 2016, Marcato, L.P. and Marcato II, L.P. (collectively, the “Sellers”) entered into a Share Repurchase Agreement (the “Share Repurchase Agreement”) with the Issuer pursuant to which the Issuer agreed to purchase 2,050,000 Shares from the Sellers (the “Repurchase Transaction”) at a per Share price of $36 and an aggregate purchase price of $73,800,000. Pursuant to the Share Repurchase Agreement, Marcato, L.P. agreed to sell 2,006,345 Shares and Marcato II, L.P. agreed to sell 43,655 Shares. The Repurchase Transaction was consummated on October 4, 2016.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is incorporated by reference as Exhibit 1 and is incorporated herein by reference.

In connection with the Repurchase Transaction, the Sellers, Marcato, Marcato International Master Fund, Ltd. and Richard T. McGuire III (collectively, the “Marcato Parties”) entered into a Confidentiality Agreement, dated October 3, 2016 (the “Confidentiality Agreement”), with the Issuer pursuant to which the Issuer provided the Marcato Parties with certain information necessary to evaluate the decision to enter into the Share Repurchase Agreement. Pursuant to the Confidentiality Agreement, the Marcato Parties have agreed not to trade in, purchase or sell any securities of the Issuer until two business days after the time the Issuer announces earnings for the third quarter of 2016.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated by reference as Exhibit 2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) - (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 2,620,048 Shares (the “Marcato Shares”) constituting 4.9% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 718,616 Shares, constituting 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 71,845 Shares, constituting 0.1% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 1,829,587 Shares, constituting 3.4% of the Shares, each based upon a total of 53,084,327 Shares outstanding as of October 4, 2016 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2016, and taking into account the Repurchase Transaction).

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 718,616 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 71,845 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 1,829,587 Shares. Marcato, as the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

Except for the Repurchase Transaction described in Item 4, the transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 3. The disclosure regarding the Repurchase Transaction in Item 4 is incorporated herein by reference.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

On October 3, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

The Share Repurchase Agreement and the Confidentiality Agreement are incorporated by reference as Exhibits 1 and 2, respectively, to this to Schedule 13D amendment and are incorporated by reference herein.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Share Repurchase Agreement, dated October 3, 2016, by and among Marcato, L.P., Marcato II, L.P., and Sotheby’s (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 4, 2016).

Exhibit 2 – Confidentiality Agreement, dated October 3, 2016, by and among Richard T. McGuire III, Marcato Capital Management LP, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Sotheby’s (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 4, 2016).

Exhibit 3 – Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: October 4, 2016	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: October 4, 2016	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: October 4, 2016	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: October 4, 2016	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director